H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA


05006909

Date 21 March 2005

Our ref TZOL

Your ref

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C.
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Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 146-149, released from 6 January – 17 March in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

PROCESSED
APR 0 1 2005
THOMSON
FINANCIAL

dlw 3/31

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Release No 146

6 January 2005

Financial calendar 2005

H. Lundbeck A/S has planned the following release dates for the Financial Statements and the Annual General Meeting.

9 March 2005
Annual report 2004

14 April 2005
Annual General Meeting

18 May 2005
Interim report for the first quarter of 2005

17 August 2005
Interim report for the second quarter of 2005

9 November 2005
Interim report for the third quarter of 2005

Investor contact
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Meddelelse nr. 146

6. januar 2005

Finanskalender 2005

H. Lundbeck A/S har planlagt følgende datoer for regnskabsmeddelelser og ordinær generalforsamling i 2005.

9. marts 2005
Årsregnskabsmeddelelse 2004

14. april 2005
Ordinær generalforsamling

18. maj 2005
Kvartalsmeddelelse for 1. kvartal 2005

17. august 2005
Kvartalsmeddelelse for 2. kvartal 2005

9. november 2005
Kvartalsmeddelelse for 3. kvartal 2005

Henvendelser fra investorer:
- Jacob Tolstrup, Investor Relations, på telefon 36 43 30 79

Henvendelser fra pressen:
- Helle Hedegaard Juhl, Media Relations, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.000.

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Release No 147

22 February 2005

Azilect® (rasagiline) approved in the EU

H. Lundbeck A/S and Teva Pharmaceutical Industries Ltd. (Teva) announced today that the European Commission has given the final EU marketing authorisation for Azilect® for the treatment of Parkinson's disease both as initial monotherapy in patients with early Parkinson's disease (PD) and as adjunct treatment in moderate-to-advanced PD. The companies intend to market the product in various countries across Europe during the second quarter 2005.

About Azilect®

Azilect® is a novel, potent, second-generation, selective, irreversible monoamine oxidase type-B (MAO-B) inhibitor that blocks the breakdown of dopamine, a substance in the brain needed to facilitate movement.

The development of rasagiline is part of a long-term alliance for co-development in Parkinson's disease and European marketing between Lundbeck and Teva.

Azilect® is a joint development of Teva and the Technion – Israel Institute of Technology.

About Parkinson's disease

Parkinson's disease is a chronic, progressive neurodegenerative condition. The exact cause of PD is not known and is believed to be multifactorial involving genes, environmental factors and aging.

Symptoms include tremor, slowness of movement, stiffness, gait and posture problems. As the disease progresses, symptoms worsen, the patient is likely to experience motor complications. Eventually, the disease impairs the patient's ability to function.

PD affects men and women equally, and an estimated four million people worldwide suffer from the disease. The disease typically occurs at a late age, affecting approx. 1% of the population over the age of 65. It is estimated that well over one million people in the EU suffer from PD. In 2003, the worldwide sales for PD drugs reached USD 2.2 billion with approximately 40% of this in Europe.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005, which will be presented on March 9, 2005.

Lundbeck contact

Investor contact
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

Teva contact

- Dan Suesskind, Chief Financial Officer, Teva Pharmaceutical Industries Ltd., tel +972-2-589-2840

- George Barrett, President and CEO, Teva North America, tel +1 215 591-3030

- Dorit Meltzer Director, Investor Relations, Teva Pharmaceutical Industries Ltd., tel +972-3-926-7554

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe.
Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Meddelelse nr. 147

22. februar 2005

Azilect® (rasagilin) godkendt i EU

H. Lundbeck A/S og Teva Pharmaceutical Industries Ltd. (Teva) har i dag offentliggjort, at Europakommissionen har givet den endelige EU markedsføringstilladelse af Azilect® til behandling af Parkinsons sygdom både som indledende monoterapi for patienter med Parkinsons i det tidlige stadie samt som en supplerende behandling i moderat til fremskreden Parkinsons. Markedsføring forventes påbegyndt i flere europæiske lande i løbet af andet kvartal 2005.

Om Azilect®

Azilect® er en ny, potent, andengenerations, selektiv irreversibel monoaminoxidase type-B (MAO-B)-hæmmer, som blokerer nedbrydningen af dopamin, som er et stof i hjernen, der bruges til kontrol af bevægelser.

Udviklingen af rasagilin er en del af en langsigtet alliance om co-udvikling inden for Parkinsons sygdom og markedsføring i Europa mellem Lundbeck og Teva.

Rasagilin er udviklet i et samarbejde mellem Teva og Technion – Israel Institute of Technology.

Om Parkinsons sygdom

Parkinsons sygdom er en kronisk, fremadskridende, neurodegenerativ tilstand. Den præcise årsag til Parkinsons sygdom er ukendt, og sygdommen menes at skyldes flere faktorer, herunder gener, miljømæssige faktorer og aldring.

Symptomerne omfatter rysten, langsomme bevægelser, stivhed samt gang- og balanceproblemer. Efterhånden som sygdommen skrider frem, forværres symptomerne, og patienten vil sandsynligvis opleve motoriske problemer. I sidste ende svækker sygdommen patientens funktionsevne.

Sygdommen rammer begge køn ligeligt, og det anslås, at der på verdensplan er ca. 4 mio. mennesker, der lider af Parkinsons sygdom. Sygdommen optræder typisk i en sen alder og rammer ca. 1% af befolkningen over 65 år. Det anslås at mere end en million mennesker i EU lider af Parkinsons sygdom. I 2003 nåede salget af lægemidler til behandling af Parkinsons sygdom i hele verden USD 2,2 mia. Heraf var ca. 40% af dette salg placeret i Europa.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultatforventninger for 2005, som præsenteres den 9. marts 2005.

Lundbeck kontakt:

Henvendelser fra investorer:

- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:

- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

Teva kontakt:

- Dan Suesskind, Chief Financial Officer, Teva Pharmaceutical Industries Ltd., på telefon + 972-2-589-2840

- George Barrett, President & CEO, Teva North America, på telefon +1 215 591-3030

- Dorit Meltzer Director, Investor Relations, Teva Pharmaceutical Industries Ltd., på telefon +972-3-926-7554

Teva Pharmaceutical Industries Ltd., der har hovedkvarter i Israel, er blandt verdens 25 førende farmaceutiske virksomheder og en af verdens største producenter af generiske lægemidler. Virksomheden udvikler, fremstiller og markedsfører generiske og innovative lægemidler til mennesker samt aktive farmaceutiske ingredienser. Omtrent 90% af Tevas omsætning genereres i Nordamerika og Europa. Tevas innovative F&U er koncentreret omkring udviklingen af nye lægemidler til behandling af sygdomme i centralnervesystemet.

H. Lundbeck A/S er en international medicinalvirksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.000.

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Release No 148

9 March 2005

Annual report 2004

Today the Supervisory Board of H. Lundbeck A/S approved the company's annual report for 2004.

- Lundbeck's revenue amounted to DKK 9,733 million in 2004, an increase of 9% measured in local currencies and a decline of 2% measured in Danish kroner relative to 2003.
- Sales of Lundbeck's new products (Cipralex®/Lexapro® and Ebixa®) amounted to DKK 4,803 million, corresponding to 52% of total revenue in 2004 (excluding the DKK 421 million payment from Merck & Co., Inc. in Q1 2004) and 61% in the fourth quarter.
- Lundbeck's combined costs fell by 8% to DKK 7,158 million.
- Profit from operations was DKK 2,575 million, an increase of 21%. Adjusted for the Merck payment, profit from operations rose 1%.
- Cash flows from operating and investing activities (free cash flow) amounted to DKK 2,434 million.
- The company forecast a profit from operations of approximately DKK 2.2 billion in 2005.
- For 2006 and 2007, Lundbeck forecast a yearly growth in profit from operations of more than 12% - and the company's net profit ratio is expected to reach 25% in 2007.

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Financial highlights 2004

	DKKm	Growth in DKK	Growth in local currencies
Revenue	9,733	-2%	9%
- Cipralex®	1,661	157%	161%
- Lexapro®	2,420	26%	63%
- Ebixa®	722	153%	154%
- Mature drugs*	4,299	-37%	-32%
- Other revenue	631	140%	156%
Costs	7,158	-8%	
- Cost of sales	1,724	-2%	
- Distribution and administration	3,648	-11%	
- Research and development	1,774	-8%	
- Other operating expenses, net	12	-16%	
Profit from operations	2,575	21%	
Net financials	16	121%	
Net profit for the year	1,724	25%	
Cash flows from operating and investing activities	2,434	478%	
Earnings per share (EPS)	7.50	26%	
Proposed dividend per share	2.21	25%	

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Outlook for 2005

Profit from operations for 2005 is forecast at approximately DKK 2.2 billion. We expect to maintain our profit from operations at the 2004 level in spite of adverse movements in the exchange rate of the US dollar – from an average hedged exchange rate of DKK 6.68 in 2004 to an average hedged exchange rate of DKK 5.97 in 2005, or a drop of 11%.

In 2005, Lundbeck is expected to incur costs that are on a level with the costs (nominal value) incurred in the 2003 financial year. Adjusted for the DKK 421 million payment from Merck in connection with the agreement to develop and commercialise gaboxadol in the USA, our net profit ratio rose to 23% in 2004, and we expect to maintain this level in 2005. This stabilisation of the company's profitability reflects a turning point following several years of intense generic competition in the European markets in particular. Also, we have set the course for the 25% net profit ratio target which the company considers a satisfactory medium-term target.

Following several years of large investment in expanding our research facilities and production plant, 2004 marked a turning point in our level of investment and, by extension, our ability to generate free cash flows. For 2005, we continue to anticipate strong cash flows in spite of a higher level of investment in 2005, an anticipated DKK 550 million, compared with DKK 244 million in 2004.

Financial targets for 2006 and 2007

Growth in profit from operations of more than 12%

The target is for growth in profit from operations of more than 12% for each of the years 2006 and 2007. We expect to reach this target through increased revenue from products in the company's portfolio and continued cost awareness.

Net profit ratio of 25% in 2007

Lundbeck has defined a net profit ratio target of 25%, a target which the company finds satisfactory in the medium term. In 2006, the company expects to increase its net profit ratio to above the level realised in the transition years 2004-2005.

Lundbeck's targets are defined on the assumption of fixed exchange rates, i.e. a DKK/USD exchange rate of 5.70.



Financial guidance and targets

	2003 DKKm	2004[1] DKKm	2005 forecast	2006 target	2007 target
Profit from operations	2,132	2,154	Approx. DKK 2.2 billion	+12% growth	+12% growth
Net profit ratio	21.4%	23.1%	On a level with 2004		25% margin
Investments	1,479	244	Approx. DKK 550 million		
Costs					
Cost of sales	1,759	1,724	On a level with 2003		
Distribution and administration	3,815[2]	3,648	On a level with 2003		
Research and development	1,933	1,774	Approx. 20% of revenue		

1 Excl. payment for gaboxadol

2 Excl. provision of DKK 287 million

Further information

The printed version of the Annual Report will be available on March 31 2005. Additional information on Lundbeck is available on Lundbeck's web site www.lundbeck.com.

Change in Lundbeck's financial calendar

Lundbeck's Interim report for the first quarter of 2005 will be published on 10 May 2005.

Investor and Media contact

- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Meddelelse nr. 148

9. marts 2005

Årsrapporten 2004

Bestyrelsen for H. Lundbeck A/S har i dag godkendt selskabets årsrapport 2004.

- Lundbecks samlede omsætning udgjorde i 2004 DKK 9.733 mio. svarende til en vækst på 9% i lokale valutaer og et fald på 2% i danske kroner i forhold til 2003.

- Omsætningen af Lundbecks nye produkter (Cipralex®/Lexapro® og Ebixa®) udgjorde DKK 4.803 mio. svarende til 52% af den samlede omsætning i 2004 (ekskl. betaling fra Merck & Co., Inc. på DKK 421 mio. i 1. kvartal 2004) og 61% i årets sidste kvartal.

- Lundbecks samlede omkostninger faldt med 8% og udgjorde DKK 7.158 mio.

- Resultat af primær drift udgjorde DKK 2.575 mio. svarende til en stigning på 21%. Korrigeret for betalingen fra Merck steg resultat af primær drift med 1%.

- Pengestrømme fra drifts- og investeringsaktivitet (frit cash flow) blev på DKK 2.434 mio.

- For 2005 forventes et resultat af primær drift på cirka DKK 2,2 mia.

- For 2006 og 2007 forventes en årlig vækst i resultat af primær drift på mere end 12% - og i 2007 forventes selskabets overskudsgrad at nå 25%.

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com



Hovedtal 2004

	DKKm	Vækst i DKK	Vækst i lokalvaluta
Omsætning	9.733	-2%	9%
- Cipralex®	1.661	157%	161%
- Lexapro®	2.420	26%	63%
- Ebixa®	722	153%	154%
- Ældre lægemidler*	4.299	-37%	-32%
- Anden omsætning	631	140%	156%
Omkostninger	7.158	-8%	
- Produktionsomkostninger	1.724	-2%	
- Distribution og administration	3.648	-11%	
- Forskning og udvikling	1.774	-8%	
- Andre driftsudgifter, netto	12	-16%	
Resultat af primær drift	2.575	21%	
Finansielle poster, netto	16	121%	
Årets resultat	1.724	25%	
Pengestrømme fra drifts- og investeringsaktivitet	2.434	478%	
Resultat pr. aktie (EPS)	7,50	26%	
Foreslået udbytte pr. aktie	2,21	25%	

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Forventninger til 2005
Resultat af primær drift forventes i 2005 at blive på ca. DKK 2,2 mia. Niveauet for resultat af primær drift forventes fastholdt på trods af negativ udvikling i den amerikanske dollar – fra en gennemsnitlig afdækningskurs på DKK 6,68 i 2004 til en gennemsnitlig afdækningskurs på DKK 5,97 i 2005 svarende til et fald på 11%.

Lundbecks omkostninger forventes i 2005 at være på niveau, nominelt, med selskabets omkostninger i regnskabsåret 2003. Korrigeret for betaling fra Merck på DKK 421 mio. i forbindelse med aftale om udvikling og kommercialisering af gaboxadol i USA, steg overskudsgraden i 2004 til 23%, hvilket også forventes at blive niveauet for 2005. Denne stabilisering af selskabets profitabilitet afspejler et vendepunkt efter flere års intens generisk konkurrence på specielt de europæiske markeder og udstikker samtidig kursen mod den overskudsgrad på 25%, som selskabet finder er et tilfredsstillende mål på mellemlang sigt.

Efter flere år med store investeringer til udbygning af forskningsfaciliteter og produktionsapparat signalerede 2004 et markant skift i investeringsniveau og dermed også i niveauet for generering af frie pengestrømme. For 2005 forventes fortsat en stærk pengestrømsgenerering på trods af et højere investeringsniveau i 2005 på forventet ca. DKK 550 mio. mod DKK 244 mio. i 2004

Finansielle mål for 2006 og 2007

Vækst i resultat af primær drift på mere end 12%
Målet for vækst i resultat af primær drift er en stigning på mere end 12% i hvert af årene 2006 og 2007. Målet forventes opnået gennem øget omsætning fra selskabets produktportefølje og fortsat omkostningsbevidsthed.

Overskudsgrad på 25% i 2007
Det er Lundbecks mål at opnå en overskudsgrad på 25%, hvilket selskabet finder tilfredsstillende på mellemlang sigt. I 2006 forventer selskabet at forbedre sin overskudsgrad over niveauet for transitionsårene 2004-2005.

Målene for Lundbeck er fastsat under faste valutakursforudsætninger, hvilket vil sige en US dollarkurs på DKK 5,70.

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com



Finansielle forventninger og mål

	2003 DKK mio.	2004[1] DKK mio.	2005 forventning	2006 mål	2007 mål
Resultat af primær drift	2.132	2.154	Ca. DKK 2,2 mia.	+12% vækst	+12% vækst
Overskudsgrad	21,4%	23,1%	På niveau med 2004		25% margin
Investeringer	1.479	244	Ca. DKK 550 mio.		
Omkostning					
Produktion	1.759	1.724	På niveau med 2003		
Distribution og administration	3.815[2]	3.648	På niveau med 2003		
Forskning og udvikling	1.933	1.774	Ca. 20% af omsætning		

1 Ekskl. betaling for gaboxadol
2 Ekskl. hensættelse på DKK 287 mio.

Mere information
Den trykte udgave af årsrapporten for 2004 foreligger den 31. marts 2005. Flere oplysninger om Lundbeck findes på selskabets hjemmeside www.lundbeck.com.

Ændring af Lundbecks finanskalender
Dato for aflæggelsen af selskabets delrapport for 1. kvartal 2005 er den 10. maj 2005.

Henvendelser fra investorer og presse:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Release No 149

17 March 2005

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S today filed an increase of its share capital by DKK 414,250, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital subsequently amounts to DKK 1,169,124,175 divided into 233,824,835 shares of DKK 5 each. The subscription price was DKK 108.11 per share.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The first exercise period commences on the day after the publication of the Annual Report 2004 and closes on 21 March 2005, i.e. from 10 March to 21 March 2005 (both days included). Two capital increases will be filed in respect of the first exercise period, the first of which was made today. The second capital increase will be filed when the first exercise period closes.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Investor and media contact

- Jacob Tolstrup, Investor Relations, tel +45 36 43 30 79
- Mads Bjerregaard Pedersen, Investor Relations, tel +45 36 43 41 04
- Anders Schroll, Media Relations, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion. The number of employees is approx. 5,000.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com



Meddelelse nr. 149

17. marts 2005

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S har dags dato registreret en forhøjelse af aktiekapitalen med nominelt DKK 414.250 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital udgør herefter nominelt DKK 1.169.124.175 svarende til 233.824.835 stk. aktier a DKK 5. Tegningskursen udgjorde DKK 108,11.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det første udnyttelsesvindue udgør perioden fra dagen efter offentliggørelsen af Årsrapporten 2004 og indtil den 21. marts 2005, dvs. 10. marts - 21. marts 2005 (begge dage inklusive). Der vil vedrørende det første udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den første er foretaget dags dato. Den anden kapitalforhøjelse vil blive registreret efter udløb af udnyttelsesvinduet.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Henvendelser fra investorer og presse:
- Jacob Tolstrup, Investor Relations, på telefon 36 43 30 79
- Mads Bjerregaard Pedersen, Investor Relations, på telefon 36 43 41 04
- Anders Schroll, Media Relations, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. Antallet af medarbejdere er ca. 5.000.